UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-33508

Commission File Number

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

EDGIO, INC.

(Full Name of Registrant)

Limelight Networks, Inc.

(Former Name if Applicable)

11811 North Tatum Blvd., Suite 3031

(Address of Principal Executive Office (Street and Number))

Phoenix, AZ 85028

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Edgio, Inc. (the “Company” or “Edgio”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended June 30, 2024 (the “2024 Q2 10-Q”) by the August 9, 2024 filing date applicable to an accelerated filer for the reasons discussed in this Form 12b-25.

The Company reported in its Notification of Late Filing on Form 12b-25, filed with the SEC on March 15, 2024, that the Company was unable to file its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) within the prescribed time period. Further, the Company reported in its Notification of Late Filing on Form 12b-25, filed with the SEC on May 13, 2024, that the Company was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “2024 Q1 10-Q”) within the prescribed time period. As previously reported, the Form 10-K and the 2024 Q1 10-Q were late due to the Company’s previous independent registered public accounting firm’s decision to resign as independent registered public accounting firm of the Company, effective December 18, 2023. The Audit Committee of the Board of Directors of the Company accepted the resignation and immediately engaged in a thorough search for a new independent registered public accounting firm.

Due to the engagement of a new independent registered public accounting firm in the first quarter of 2024, the Company requires additional time to complete the procedures necessary to file its annual report on Form 10-K, 2024 Q1 10-Q and its 2024 Q2 10-Q, and accordingly, the 2024 Q2 10-Q for the period ended June 30, 2024 is delayed.

The Company is working diligently to complete and file the 2024 Q2 10-Q as soon as practicable. However, given the time and focus dedicated to the Company’s completion of its annual report on Form 10-K and the 2024 Q1 10-Q, the Company is delayed in its reporting and review process for the quarter ended June 30, 2024. As a result, the Company does not expect to complete the preparation and filing of the 2024 Q2 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Stephen Cumming	(602)	850-5000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

As of the date of this Form 12b-25, the Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2023.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note on Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this Form 12b-25 are forward-looking statements, including statements regarding the Company’s expectation regarding the timing of the filing with the SEC of the Annual Report on Form 10-K and Form 10-Q. Such forward looking statements may be identified by, among other things, the use of forward-looking terminology such as “believe,” “expect,” “may,” “could,” “would,” “plan,” “intend,” “estimate,” “predict,” “potential,” “continue,” “should” or “anticipate” or the negative thereof or other variations thereon or comparable terminology.

Forward-looking statements are based on beliefs and assumptions by management and the Board of Directors of the Company (the “Board”), and on information currently available to the Board and management. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential consequences of the matters discussed in this Form 12b-25 include, but are not limited to: the risk that additional information may arise prior to the filing of the Form 10-K, 2024 Q1 10-Q and 2024 Q2 10-Q; the risk that the Company may determine to include additional adjustments as it finalizes the Form 10-K 2024 Q1 10-Q and 2024 Q2 10-Q, the financial statements for the fiscal year ended December 31, 2023, the financial statements for the three months ended March 31, 2024 and the financial statements for the six months ended June 30, 2024; the risk that the timing and ultimate conclusions of the auditors regarding the audit of the Company’s financial statements could differ from the Company’s current expectations; the risk that the completion and filing of the Company’s 2024 Q2 10-Q will take longer than expected and will not be completed by the extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended; the possibility that The Nasdaq Stock Market may delist the Company’s securities; the possibility that the Company will not be able to become current in its filings with the SEC; the risk of investigations or actions by governmental authorities or regulators and the consequences thereof, including the imposition of civil or criminal penalties; and the risk that the Company may become subject to stockholder lawsuits or claims. It is very difficult to predict the effect of known factors, and the Company cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the SEC on June 29, 2023 and the Company’s subsequent reports filed with the SEC.

All forward-looking statements in this Form 12b-25 are based on information available to the Company as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

EDGIO, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2024	By:	/s/ Stephen Cumming
Name: Stephen Cumming
Title: Chief Financial Officer